UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>November 1, 2006 to November 30, 2006</u>

Commission File Number of issuing entity: <u>333-131213-30</u>

RALI Series 2006-QO9 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QO9, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No <u>___</u>

**PART I – DISTRIBUTION INFORMATION**

ITEM 1 – DISTRIBUTION AND POOL PERFORMANCE INFORMATION.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement dated November 28, 2006 relating to the RALI Series 2006-QO9 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates"), and related Prospectus dated October 26, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QO9 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class I-A1A, Class I-A1B, Class I-A2A, Class I-A3A, Class I-A3B, Class I-A4A, Class II-A, Class AXP, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.

**PART II – OTHER INFORMATION**

ITEM 2 – LEGAL PROCEEDINGS.

Nothing to report.

ITEM 3 – SALES OF SECURITIES AND USE OF PROCEEDS.

Nothing to report.

ITEM 4 – DEFAULTS UPON SENIOR SECURITIES.

Nothing to report.

ITEM 5 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Nothing to report.

ITEM 6 – SIGNIFICANT OBLIGORS OF POOL ASSETS.

Inapplicable.

ITEM 7 – SIGNIFICANT ENHANCEMENT PROVIDER INFORMATION.

Nothing to report.

ITEM 8 – OTHER INFORMATION.

Nothing to report.

ITEM 9 – EXHIBITS.

      (a)   Documents filed as part of this report.

Exhibit 99.1   December 2006 Monthly Statement to Certificateholders

      (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of November 1, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of November 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.1 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of November 29, 2006, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to Exhibit 10.2 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 10.3   Corridor Confirmation, dated as of November 29, 2006, between Deutsche Bank Trust Company Americas, as grantor trust trustee on behalf of the RALI Grantor Trust I-A2A, Series 2006-QO9, and Lehman Brothers Special Financing Inc. (incorporated by reference to Exhibit 10.3 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 10.4   Deferred Interest Cap Agreement Confirmation, dated as of November 29, 2006, between Deutsche Bank Trust Company Americas, as grantor trust trustee on behalf of the RALI Grantor Trust I-A1B, Series 2006-QO9, and Lehman Brothers Special Financing Inc. (incorporated by reference to Exhibit 10.4 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 10.5   Deferred Interest Cap Agreement Confirmation, dated as of November 29, 2006, between Deutsche Bank Trust Company Americas, as grantor trust trustee on behalf of the RALI Grantor Trust I-A2A, Series 2006-QO9, and Lehman Brothers Special Financing Inc. (incorporated by reference to Exhibit 10.5 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 10.6   Deferred Interest Cap Agreement Confirmation, dated as of November 29, 2006, between Deutsche Bank Trust Company Americas, as grantor trust trustee on behalf of the RALI Grantor Trust I-A3A, Series 2006-QO9, and Lehman Brothers Special Financing Inc. (incorporated by reference to Exhibit 10.6 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 10.7   Deferred Interest Cap Agreement Confirmation, dated as of November 29, 2006, between Deutsche Bank Trust Company Americas, as grantor trust trustee on behalf of the RALI Grantor Trust I-A3B, Series 2006-QO9, and Lehman Brothers Special Financing Inc. (incorporated by reference to Exhibit 10.7 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 10.8   Deferred Interest Cap Agreement Confirmation, dated as of November 29, 2006, between Deutsche Bank Trust Company Americas, as grantor trust trustee on behalf of the RALI Grantor Trust I-A4A, Series 2006-QO9, and Lehman Brothers Special Financing Inc. (incorporated by reference to Exhibit 10.8 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 14, 2006).

Exhibit 99.1   December 2006 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 26, 2006

RALI Series 2006-QO9 Trust
(Issuing entity)

By: Residential Funding Company, LLC, as
        Master Servicer

        By: /s/ Darsi Meyer
             Name: Darsi Meyer
             Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS